Bradford & Bingley

02 DEC 30 AM 8:12

Your reference 02060876

In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

13 December 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 1/7

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Scottish Widows Investment Partnership Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2. above

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

766,958

8. Percentage of issued class

0.12%

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

9 December 2002

12. Total holding following this notification

19,410,035

13. Total percentage holding of issued class following this notification

2.96%

14. Any additional information

Scottish Widows Investment Partnership Ltd no longer has a notifiable interest in the ordinary shares of the Company.

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

9 December 2002

End

Re 82-5154

Bradford & Bingley plc
Pre-Close Briefing – 13th December 2002

Bradford & Bingley will be holding a conference call with analysts ahead of its close period. This statement details information that will be conveyed during the call.

Unless stated otherwise, figures and trends mentioned below relate to the ten-month period to 31st October 2002, and are compared to the corresponding ten-month period in 2001.

B&B makes continued progress

Lending balances increased – arrears continue to decline

- Total lending balances have increased by £1bn since June and now exceed £20bn
- Our selective lending business is growing rapidly, off-setting redemptions driven by high levels of re-mortgaging in the market
- This growth includes the acquisition of a £650m loan-book from GMAC
- Our credit quality in all mortgage portfolios, including buy-to-let, continues to improve and arrears have declined below the half-year level

Savings balances stabilised

- Average convenience savings balances for the first ten months were lower than last year reflecting the full impact of customers closing their accounts after the float
- This has been offset by a growth in value balances
- The change in mix will, as expected, lead to reduced earnings on the savings book

Net interest margin decline less than expected

- Last year, net interest margin was 1.88%
- We expected a decline of up to 10 basis points (0.10%) in 2002
- At the half-year NIM was 1.85% and we anticipate the decline will be lower than our previous expectations

Distribution continues to make progress

- Mortgage broking revenues continue to grow strongly from both our Bank and Estate Agency networks
- Contribution per Estate Agency branch has increased
- Both businesses will enter 2003 with an increased pipeline compared to last year
- We expect regulated product revenues to be close to last year's levels, despite a particularly challenging market for equity-related investments
- The number of advisers continues to increase although we have temporarily slowed recruitment of wealth advisers to reflect current market conditions
- Revenue and profits from distribution activities are rising and represent an increasingly important contribution to Group profits

Cost reduction programme on target

- Our cost reduction programme is firmly on track and we expect our Group cost income ratio to improve
- The arrival of Robert Dickie as Operations Director reflects our continued commitment to manage costs

Balance sheet and capital are being actively managed

- We have now completed over £86m of the £150m share buy-back programme which commenced in February
- We recently issued £200m of subordinated debt further improving the mix of our capital and reflecting our confidence in the prospects for our future growth
- We continue to generate capital internally and to look for acquisitions that add to our skills or scale in our chosen markets and generate returns greater than our cost of equity

Alltel Mortgage Solutions Joint Venture discontinued

Today Alltel and The Bradford & Bingley Group are announcing that they will discontinue their European joint venture, started over 2 years ago, to develop and sell new mortgage systems.

The partners will make no further investment in the JV and B&B will bring the servicing of its mortgage customers back in-house.

The partners believe that further investment is not justified given the current uncertainty created by changing mortgage regulation in the UK and Continental Europe and the slow development of the European mortgage outsourcing market.

B&B will make an exceptional write-off of circa £10m this year in respect of its share of the development of the new system.

Alltel and B&B are currently negotiating the basis on which the JV will be terminated. B&B expects to make a further exceptional charge once these negotiations are completed. We are confident this will be materially less than the systems write-off.

Bradford & Bingley's mortgage customers will not be affected by these changes and B&B's mortgage processing costs will not increase.

Market Prospects

We believe that a slowing economy will mean continued low interest rates. This should underpin the housing and mortgage markets into 2003 and lead to continuing low arrears on mortgage books.

There is clear evidence that house prices have softened in London and that growth is slowing in the South. We believe that in 2003 average house prices will grow at a significantly lower rate than that experienced in 2002.

The recent decline of consumer confidence in the stock market is expected to result in continued weakness in appetite for investment products until there is evidence of a sustained recovery in the FTSE.

We expect 2003 to bring considerable change to the regulatory regime for mortgage, insurance and regulated product businesses.

Commenting on the Group's performance Christopher Rodrigues, Group Chief Executive, said: -

"We continue to make good progress against our key strategic objectives and are well positioned to take advantage of the FSA's recently announced plans to introduce depolarisation.

Revenue growth in both our distribution and selective lending businesses, coupled with the alignment of our incentive accounting basis to the market norm, has more than off-set the financial impact of our float. (1)

The discontinuation of our Joint Venture with Alltel will not impact customers and will prevent future losses. It will result in a higher exceptional charge than that currently forecast by analysts. (2)

We remain comfortable that this year's pre-exceptional PBT figure will be ahead of the consensus of analysts' forecasts(3), and are encouraged that we will start 2003 with all our sales pipelines above last year's levels."

Notes

(1) Outflows following our float have reduced interest income by an estimated £40m while the change to the basis of accounting for lending incentives, first announced in December 2001, is expected to benefit the Group by some £19m in the full year.

(2) The current analyst consensus for exceptional charges in 2002 is £16m. Today's announcement in respect of Alltel will result in an additional £10m write-off in respect of systems and a further, lower, charge associated with bringing operations back in-house.

(3) We have recently reviewed the estimates of 11 UK bank analysts in respect of our 2002 profits. Whilst the outlying estimates of Profit Before Tax (pre-exceptionals) range from £257m to £279m, the majority lie between £263m and £269m, with a consensus of £265m.

Disclaimer

This release contains forward-looking statements. These statements involve risk and uncertainty, as the factors that support the statements depend on circumstances that may or may not occur in the future. Actual results could vary therefore materially, due to changes in current expectations. Nothing contained in this statement should be taken as a profit forecast.

Diary of events for 2003

18th	**February**	Announcement of 2002 results
26th	**March**	Ex-dividend date
29th	**April**	AGM
9th	**May**	Payment of dividend for 2002
27th	**June**	Pre-close trading statement
5th	**August**	Announcement of 2003 interim results
27th	**August**	Ex-dividend date
10th	**October**	Payment of interim dividend for 2003
12th	**December**	Pre-close trading statement

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
On 13th December: 020 7067 5509 or 07796 337979
Subsequently: 01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Ian Darby 020 7067 5614
Siobhan Hotten 020 7550 6751

Media Relations Advisers
Tulchan Communications
Kate Inverarity/Vanessa Orr
020 7353 4200

Re 82-5154

5 December, 2002

02 DEC 30 AM 8:12

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 125,000 of its ordinary shares on Thursday, 5 December 2002 at a price of 295.59p per share.

END

Re 82-5154

6 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 150,000 of its ordinary shares on Friday, 6 December 2002 at a price of 294.83p per share.

END

Re 82-5154

9 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 125,000 of its ordinary shares on Monday, 9 December 2002 at a price of 291.80p per share.

END

Re 82-5154

10 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 210,000 of its ordinary shares on Tuesday, 10 December 2002 at a price of 290.58p per share.

END

Re 82-5154

11 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 300,000 of its ordinary shares on Wednesday, 11 December 2002 at a price of 289.87p per share.

END